VIA U.S. MAIL AND FACSIMILE

July 21, 2010

Nicholas Morinigo, Esq.
ING Americas US Legal Services
1475 Dunwoody Drive
West Chester, PA 19380-1478

      Re: ING Life Insurance and Annuity Company ("Company" or "ING")
           Variable Annuity Account B ("Registrant")
           File Nos.: 811-02512/333-167182
           Initial Registration Statement on Form N-4

Dear Mr. Morinigo:

      The staff has reviewed the registration statement referred to above, which the Company filed on May 28, 2010. We gave the registration statement a selective review based on the representation that the prospectus for this contract is based on the current prospectus for *ING Select Opportunities* (File Nos. 811-02512/333-162593). Based on our review, we have the following comments (page numbers refer to the marked courtesy copy you provided):

1.   <u>Contract name</u>: Please confirm the correct contract name for this product. The name ("Marketing Name TBD") on the front cover page of the prospectus differs from the class (contract) identifier ("Single Fund") in the EDGAR filing. See, Release IC-26990, effective September 19, 2005 at footnote 28.

2.   <u>Synopsis (p. 7)</u>: Disclose who should and should not consider purchasing this contract. For instance, if a contractowner decides to annuitize after one year, he/she may not want to purchase a contract with a required MGWB charge.

3.   <u>Transactional Fees and Expenses (p. 9)</u>: Please explain the statement, "currently nil" in footnote 1, in Plain English.

4.   <u>Variable Sub-accounts (p. 13)</u>: Please explain to the staff the purpose of the Specially Designated Variable Sub-Account, the ING Money Market Portfolio.

5.   Minimum Guaranteed Withdrawal Benefit (p. 26)

      a. Disclose plainly that withdrawals may decrease the value of the MGWB and may, if applicable, result in the loss of the benefit, especially during the periods of negative market activity.

      b. For clarity, please disclose that the Lifetime Withdrawal Eligibility Age is 59.5, rather than just using the defined term. It would also be helpful if the definition of the term in the glossary includes the actual age.

6.   Annuity Plans and Annuity Payments (p. 40): Please disclose whether annuity payments are made on a fixed or variable basis.

7.   Financial Statements, Exhibits, and Other Information: Financial statements, exhibits, and other information not included in the registration statement must be filed in a pre-effective amendment to the registration statement.

8.   Representation of Company: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

       Please respond to these comments in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment, please explain your position in the letter.

       Although we have completed an initial review of the registration statement, staff will review it further after our comments are addressed. Therefore, the staff reserves the right to comment further on any amendments to the registration statement. After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

       If you have any questions, please call me at (202) 551-6763; additionally, you may email me at scottpa@sec.gov, or transmit by facsimile to (202) 772-9285. Mail or deliveries should include a reference to zip code 20549-4644.

                                      Sincerely,

                                        Patrick Scott
                                        Senior Counsel
                                        Office of Insurance Products